Exhibit 1

21255 Burbank Blvd., Ste. 400 Woodland Hills, CA 91367 Tel: (818) 884-3737 www.brileyfin.com

July 24, 2020

National Holdings

Special Committee of the Board of Directors

Members of the Committee:

First, let me thank you for the time you and your advisors have devoted to the proposals outlined in our letter of April 30, 2020. While you won’t be surprised to hear that I would have wished for a speedier process, I am pleased with the point at which we have now arrived.

Before addressing some of the commercial points we have discussed, let me reiterate that this has always been first and foremost about taking meaningful steps to “right size” the expense base for a company such as National—in this case, by giving up what little to no benefit there is from remaining a public reporting company to save on the significant costs. While, as described below, B. Riley continues to be willing to acquire all shares not owned by it, the primary purpose of that offer, as stated in its April 30 letter, is to give fellow shareholders a choice in this matter.

With that said, and subject to the terms and conditions below, B. Riley is willing to acquire all shares not owned by it at a price of $2.75 per share, a substantial increase from B. Riley’s original $2.00 per share proposal. This price factors in the financial information we’ve been provided to date, including the dilution resulting from the Company’s outstanding equity awards. As before, we will not proceed with that offer unless it is approved by the Special Committee, taking into account the advice of its independent advisors, and any acquisition of shares contemplated by the offer will be subject to a non-waivable condition requiring the approval by holders of a majority of the shares of common stock of National not beneficially owned by us.

In addition, per our discussions, B. Riley would be willing to agree to the following corporate governance arrangements in the definitive agreements to be entered into with the Company (the “Definitive Agreements”), in addition to certain other matters discussed among our advisors:

●	The Company will continue to make available to all stockholders annual audited financial statements
●	The board of directors of the Company will consist of five members, including two directors who qualify as “independent” directors within the meaning of the listing standards of the Nasdaq Stock Exchange, the CEO and two directors designated by B. Riley
●	B. Riley will support an amendment to the Company’s charter to provide that (1) any acquisition by B. Riley or its affiliates of the remaining shares not owned by B. Riley after consummation of the offer contemplated by this letter will require the approval of (a) the independent directors and (b) a majority of the stockholders not affiliated with B. Riley and (2) other transactions between B. Riley or its affiliates, on the one hand, and the Company or its subsidiaries, on the other hand, will require the approval of the independent directors subject to exceptions for ordinary course transactions on an arm’s-length basis

The commitments above (and the charter amendment) would expire on the second anniversary of the completion of the offer contemplated by this letter.

Of course, this revised offer continues to be a non-binding proposal and B. Riley will have no legal obligation of any kind except and to the extent set forth in the Definitive Agreements. B. Riley’s offer is conditioned on the negotiation of mutually agreeable Definitive Agreements, termination of the existing standstill agreement, arrangements satisfactory to B. Riley as to new compensation arrangements with Company management including some mitigation of the dilution resulting from their existing equity awards, and arrangements satisfactory to B. Riley that management will remain invested in the Company following completion of the offer contemplated by this letter.

We look forward to your prompt acceptance of these terms.

Sincerely,

Bryant Riley

Chairman & Co-CEO